Exhibit 21.01

List of Subsidiaries of Quantum Energy, Inc.

1.       Dominion Energy Processing Group, Inc.

Jurisdiction of Formation: Canada

Names Under Which Business is Conducted: Dominion Energy Processing Group, Inc.

2.       FTPM Resources, Inc.

Jurisdiction of Formation: Texas

Names Under Which Business is Conducted: FTPM Resources, Inc.